EXHIBIT 99.6

Eminence Capital, LP 65 East 55th Street, 25th Floor New York, NY 10022	Sachem Head Capital Management LP 399 Park Avenue, 32nd Floor New York, NY 10022

TERMINATION AGREEMENT
Reference is made to that certain Agreement by and between Eminence Capital, LP (“Eminence”) and Sachem Head Capital Management LP (“Sachem Head”), dated as of November 13, 2015 (the “Original Agreement”).  Pursuant to Section 6(A) of the Original Agreement, Eminence and Sachem Head hereby mutually agree to terminate the Original Agreement, effective immediately (the “Termination”). Each of Eminence and Sachem Head agrees and acknowledges that as of the execution hereof (i) they have no agreement, arrangement or understanding whatsoever among themselves with respect to the acquisition, holding, voting or disposition of securities of Autodesk, Inc. and (ii) each may vote or dispose of any securities of Autodesk, Inc. that they may beneficially own in their sole discretion, subject to any contractual obligations each may have to other third parties. For the avoidance of doubt, Sections 4 and 8 of the Original Agreement shall survive the Termination.

[The remainder of this page was intentionally left blank.]

The parties have caused this Termination Agreement to be executed as of March 10, 2016.

EMINENCE CAPITAL, LP

By:	/s/ Ricky C. Sandler
Name:	Ricky C. Sandler
Title:	CEO

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	UNCAS GP LLC, its general partner

By:	/s/ Scott D. Ferguson
Name:	Scott D. Ferguson
Title:	Managing Member